UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 30, 2005

Mr. James E. McKay
Chief Executive Officer
Battle Mountain Gold Exploration Corp.
One East Liberty Street
Sixth Floor, Suite 9
Reno, Nevada 89504

      Re:	Battle Mountain Gold Exploration Corp.
		Schedule 14C
      Filed June 17, 2005
		File No. 0-50399
		Form 10-QSB for the period ended June 30, 2005
		Filed July 20, 2005
		File No. 0-50399

Dear Mr. Mc. Kay:


      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us with marked copies clearly reflecting the changes you have made in response to the comments. This will speed up the time we need to review your materials.

Notice of Annual Meeting

2. Demonstrate for us that verbal consents are sufficient for approving proposals under state law so that you do not need to solicit proxies or written consents from shareholders.

Certain Relationships and Related Transactions

3. We note your revised disclosure. Indicate how the re-pricing "more accurately and consistently reflect[ed] actual market price." Indicate the market price at the time of the original agreement and at the time of the re-pricing. You also indicate that the re-pricing was done to "maintain investor interest." Clarify whether the investors were bound by the original agreement and, if so, what you mean by that statement.

Form 10-QBS for the period ended June 30, 2005

Controls and Procedures

4. Revise your disclosure to provide information comparable to that requested in comments 7, 8 and 9 for your Form 10-KSB in our letter dated July 12, 2005.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, the undersigned at (202)
551-
3740.



      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	M. Morrison
      C. Moncada-Terry



Mr. James E. McKay
Battle Mountain Gold Exploration Corp.
September 30, 2005
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